 Filed Pursuant to Rule 424(b)(3)
Registration No. 333-235707

PROSPECTUS SUPPLEMENT NO. 2
(To Prospectus dated September 2, 2021)

 Generation Income Properties, Inc.

This prospectus supplement (the “Prospectus Supplement”) updates, amends, and supplements the prospectus dated September 2, 2021 (the “Prospectus”), which forms a part of our Registration Statement on Form S-11 (Registration No. 333-235707). Capitalized terms used in this Prospectus Supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This Prospectus Supplement updates, amends, and supplements the information in the Prospectus with the information contained in our Form 8-K filed with the Securities and Exchange Commission on April 7, 2022 (the “Form 8-K”). Accordingly, we have attached the Form 8-K to this Prospectus Supplement.

You should read this Prospectus Supplement in conjunction with the Prospectus, including any amendments and supplements thereto. This Prospectus Supplement is qualified by reference to the Prospectus, except to the extent that the information contained in this Prospectus Supplement supersedes the information contained in the Prospectus. This Prospectus Supplement is not complete without, and may not be utilized except in connection with, the Prospectus.

Investing in our securities involves significant risks. See “Risk Factors” beginning on page 16 of the Prospectus and in Item 1A of the Annual Report to read about factors you should consider before investing in our securities.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this Prospectus Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 7, 2022.

A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 1, 2022

GENERATION INCOME PROPERTIES, INC.

(Exact Name of Registrant as Specified in its Charter)

Maryland	001-40771	47-4427295
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

	401 East Jackson Street, Suite 3300 Tampa, Florida	33602
	(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (813)-448-1234

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	GIPR	The Nasdaq Stock Market LLC
Warrants to purchase Common Stock	GIPRW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

           Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Item 1.01 Entry into a Material Definitive Agreement

On April 1, 2022, Generation Income Properties, Inc. (the “Company”), through certain subsidiaries (the “Borrowers”) of its operating partnership, Generation Income Properties L.P. (the “Operating Partnership”), entered into two loan agreements (the “Loan Agreements”) with Valley National Bank (the “Lender”) in the aggregate amount of approximately $13.5 million to refinance seven of the Company’s properties (the “Properties”).  The Loan Agreements consist of one loan in the amount of $2.1 million that is secured by the Company’s property in Rockville, IL and one loan in the amount of  $11.4 million that is secured by the remaining six properties located in Manteo, NC, Plant City, FL, Grand Junction, CO, Chicago, IL, Tampa, FL, and Tucson, AZ.  Each of the Borrowers issued a promissory note, dated April 1, 2022, to the Lender for the amount of the Loan Agreement to which such Borrower is a party (the “Notes”).

The Notes bear interest at a fixed rate of 3.85% from April 1, 2022 through and until March 31, 2027.  Commencing April 1, 2027, the interest rate on the Notes shall be adjusted to a fixed rate equivalent to the weekly average yield of nominal (non-inflation indexed) U.S. Treasury securities adjusted to a constant maturity of five years as published in the Board of Governors of the Federal Reserve System Statistical Release (Publication H.15 [519]) plus 2.5%, subject to a floor interest rate of 3.85% per annum.  The Borrowers paid the Lender origination fees equal to $67,500, in the aggregate, for the funding of the loans pursuant to the Loan Agreements. Each Note has an interest-only payment term for the first 12 months, after which time the Borrowers shall make monthly payments, which shall include repayment of principal based upon a 25-year amortization from the date of such Note.  The entire principal balance of each Note plus all accrued and unpaid interest thereon shall be due and payable on March 31, 2032.  David Sobelman, the Company’s Chairman, President and Chief Executive Officer, entered into two guaranty agreements (the “Guaranty Agreements”) pursuant to which he guaranteed the payment obligations under the Notes if they become due as a result of certain “bad-boy” provisions, individually and with respect to the Loan Agreement relating to the Company’s property in Rockville, IL, on behalf of the Operating Partnership.  The Notes are secured by the Properties, as described in the first paragraph above, and the associated rental income from those Properties, pursuant to the terms of two mortgage and security agreements (the “Security Agreements”).

Each Loan Agreement requires the Borrower(s) thereunder to maintain a debt service coverage ratio of not less than 1.50 to 1.00 tested annually, beginning December 31, 2022. The Loan Agreements contain other customary affirmative covenants, negative covenants and events of default.  Should any event of default occur under a Loan Agreement, the outstanding borrowings, together with accrued interest, may be declared immediately due and payable.

The foregoing summary of the terms and conditions of the Loan Agreements, the Notes, the Security Agreements, and the Guaranty Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the agreements attached as exhibits hereto, which are incorporated herein by reference.

Item 2.03 Creation of a Direct Financial Obligations or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

The information contained under Item 1.01 above is hereby incorporated by reference into this Item 2.03.

Item 7.01.	Regulation FD Disclosure.

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On April 6, 2022, the Company issued a press release announcing the entry into the Loan Agreements and related documents. A copy of the press release is being filed as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

The information provided in Item 7.01 of this Current Report on Form 8-K and in the attached Exhibit 99.1 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

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Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description

10.1

Loan Agreement, dated April 1, 2022, by and among GIPAZ 199 N Pantano Road, LLC, GIPCO 585 24 0.5 Road, LLC, GIPFL 702 Tillman Place, LLC, GIPFL 10002 N Dale Mabry, LLC, GIPNC 201 Etheridge Road, LLC, and GIPIL 3134 W 76TH Street LLC, as the borrowers, David Sobelman, as guarantor, and Valley National Bank, as lender.

10.2	Guaranty of Payment, dated April 1, 2022 by David Sobelman, individually, as guarantor, to Valley National Bank, as lender.

10.3

Multi-State Fee and Leaasehold Mortgage and Security Agreement, dated April 1, 2022,  made by among GIPAZ 199 N Pantano Road, LLC, GIPCO 585 24 0.5 Road, LLC, GIPFL 702 Tillman Place, LLC, GIPFL 10002 N Dale Mabry, LLC, GIPNC 201 Etheridge Road, LLC, and GIPIL 3134 W 76TH Street LLC,  as mortgagor(s), and Valley National Bank, as mortgagee.

10.4

Promissory Note, dated April 1, 2022, issued by GIPAZ 199 N Pantano Road, LLC, GIPCO 585 24 0.5 Road, LLC, GIPFL 702 Tillman Place, LLC, GIPFL 10002 N Dale Mabry, LLC, GIPNC 201 Etheridge Road, LLC, and GIPIL 3134 W 76TH Street LLC,  as borrwers, in favor of Valley National Bank, as lender.

10.5

Loan Agreement, dated April 1, 2022, by and among GIPIL 525 S Perryville Rd, LLC, and Sunny Ridge MHP LLC, as borrowers, David Sobelman, individually and as President of Generation Income Properties, Inc., the General Partner of Generation Income Properties, L.P., as guarantor, and Valley National Bank, as lender.

10.6

Guaranty of Payment, dated April 1, 2022, by David Sobelman, individually and David Sobelman, as President of Generation Income Properties, Inc., the General Partner of Generation Income Properties, L.P., as guarantor, to Valley National Bank, as lender.

10.7	Mortgage and Security Agreement, dated April 1, 2022, by GIPIL 525 Perryville Rd LLC, and Sunny Ridge MHP LLC, as mortgagors, and Valley National Bank, as mortgagee.

10.8	Promissory Note, dated April 1, 2022, issued by GIPIL 525 S Perryville Rd, LLC and Sunny Ridge MHP LLC, as borrowers, in favor of Valley National Bank, as lender.

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99.1	Press Release dated April 6, 2022.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GENERATION INCOME PROPERTIES, INC.

Date: April 7, 2022	By:	/s/ Allison Davies
Allison Davies
Chief Financial Officer

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